Exhibit 99.1

China Finance Online Reports 2013 Third Quarter and
First Nine Months Unaudited Financial Results

Beijing, China, Jan. 2, 2014 – China Finance Online Co. Limited ("China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a technology-driven, and user-focused market leader in China providing vertically integrated financial information and services, today announced its unaudited financial results for the third quarter and first nine months ended September 30, 2013.

2013 Third Quarter Financial Summary

•	Net revenues were $13.2 million compared with $7.2 million for the third quarter of 2012, and $7.6 million for the second quarter of 2013;
•	Gross profit was $11.4 million compared with $5.5 million for the third quarter of 2012;
•	Net loss attributable to China Finance Online was $1.6 million.

2013 First Nine Months Financial Summary

•	Net revenues were $26.3 million compared with $24.4 million for the first nine months of 2012;
•	Gross profit was $20.2 million compared with $18.1 million for the first nine months of 2012;
•	Net loss attributable to China Finance Online was $10.4 million.

2013 Third Quarter Results

Net revenues for the third quarter of 2013 were $13.2 million compared with $7.2 million for the third quarter of 2012, and up from $7.6 million for the second quarter of 2013. The Company has re-categorized the components of its net revenues to better reflect the evolving nature of its business since the second quarter of 2013. The Company's net revenues have been categorized under: (a) revenues from financial information and advisory business, which include subscription fees from individual customers and institutional customers; (b) revenues from financial services, which include brokerage-related revenues and our recently launched precious metal trading service; and (c) advertising revenues. During the third quarter of 2013,  revenues from financial information and advisory business, revenues from financial services and advertising revenues each contributed 21%, 68% and 9% of the total revenues, respectively, compared with 66%, 10% and 24% for the third quarter in 2012.

Revenues from financial information and advisory business decreased 40.6% year-over-year to $2.8 million, but up from $2.5 million in the second quarter of 2013. Revenues from financial services were $8.9 million compared with $0.7 million one year ago, and up from $3.3 million in the second quarter of 2013. Revenues from advertising decreased 31.0% year-over-year to $1.2 million from $1.7 million in the third quarter of 2012 and $1.7 million in the second quarter of 2013.

Gross profit was $11.4 million compared with $5.5 million for the third quarter in 2012, and $5.2 million in the second quarter of 2013. Gross margin for the third quarter of 2013 was 86.4% compared with 75.5% for the third quarter of 2012, and up from 67.9% in the second quarter of 2013.

General and administrative (“G&A”) expenses for the third quarter of 2013 were $3.9 million, or 29.6% of net revenues, compared with $2.9 million, or 40.6% of net revenues for the third quarter in 2012, and $3.2 million, or 41.5% of net revenues for the second quarter of 2013. The increase in G&A expenses in absolute value was mainly due to higher rent and headcount-related expenses.

Sales and marketing expenses for the third quarter of 2013 were $7.4 million, or 56.4% of net revenues compared with $3.1 million, or 42.4% in the third quarter of 2012 and $4.5 million, or 59.6% in the second quarter of 2013. The increase in sales and marketing expenses in absolute value was mainly due to higher labor cost and sales commission.

Product development expenses for the third quarter of 2013 were $2.4 million, or 18.1% of net revenues, compared with $2.6 million, or 36.4% of net revenues for the same quarter in 2012, and $2.2 million, or 29.2% of net revenues in the second quarter of 2013. The Company expects to continue to invest in its data, product and technical capabilities to achieve the Company’s long term strategic plan.

Total operating expenses for the third quarter of 2013 were $13.7 million, compared with $8.6 million in the third quarter of 2012, and $9.9 million in the second quarter of 2013.

Net loss attributable to China Finance Online for the third quarter of 2013 was $1.6 million, compared with a net loss of $3.2 million in the third quarter of 2012, and a net loss of $4.5 million in the second quarter of 2013. Both basic and diluted weighted average number of ordinary shares in the third quarter of 2013 was 109.0 million. Each ADS represented five ordinary shares of the Company.

As of September 30, 2013, total cash and cash equivalents were $21.8 million and short-term investments were $9.5 million. Accounts receivable from the non-margin related business was $14.1 million while iSTAR Finance had margin-related accounts receivables of $3.2 million. iSTAR Finance continues to implement strict margin account screening and ongoing monitoring to ensure the safe return of capital. As a result of the Company’s participation in the Langfang City real estate project, long-term investment was $22.8 million as of September 30, 2013 compared with $0.8 million as of December 31, 2012.

The total shareholders' equity of China Finance Online Co. Limited’s was $70.9 million as of September 30, 2013.

2013 First Nine Months Results

Total net revenues for the first nine months ended September 30, 2013 were $26.3 million compared with $24.4 million in the first nine months last year. Gross profit for the first nine months of 2013 was $20.2 million compared with $18.1 million in the same period last year. Gross margin was 76.8% for the first nine months of 2013. Net loss attributable to the Company for the first nine months of 2013 was $10.4 million.

“We made progress in our business fundamentals in 2013. After three years of consolidation, we are starting to turn things around amid a challenging market environment. Our revenues grew for three consecutive quarters on a sequential basis. During the strategic transition, we established new brokerage service such as the growing precious metal trading business. We also laid the foundation for new wealth management service like Yinglibao. In addition, we also achieved progress in consolidating and integrating with complementary industry resources,” commented Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online.

“In 2014, we intend to enhance our core competitiveness through services and re-establish our vision for growth around ‘Let’s make investment easier’ for our clients and users. Leveraging on our industry-leading internet capabilities, we are creating an online investment platform that is intuitive and easy-to-operate for our massive user base. We are also introducing diverse and high quality investment products to serve our growing customers and users of our flagship web portals. We remain confident in the long-term prospect of becoming a one-stop financial products and service provider in China."

Conference Call Information

The Company will host a conference call and a simultaneous webcast, on January 2, 2014 at 8:00 p.m. Eastern Time/January 3, 2014 9:00 a.m. Beijing Time. Interested parties may participate in the conference call by dialing approximately five minutes before the call start time at U.S. +1-877-847-0047, Hong Kong +852-3006-8101, Singapore 8008-523-396, or China 800-876-5011, and the pass code for all regions is 702874.

A replay of the conference call will be available shortly after the conclusion of the event through 11:00 p.m. Eastern Time on January 9, 2014 (or 12:00 p.m. Beijing Time on January 10, 2014). The dial-in details for the replay: U.S. +1-866-572-7808, Hong Kong +852-3012-8000, Singapore 800-101-2157, China 800-876-5013. Access code: 702874.

The conference call will be available as a live webcast and replay at: http://www.media-server.com/m/p/kfkr5yyt

About China Finance Online

China Finance Online Co. Limited is a technology-driven, user-focused market leader in China in providing vertically integrated financial information and services. The Company’s two prominent flagship portal sites, www.jrj.com and www.stockstar.com, have attracted enormous population of individual investors. The Company offers basic software, information services and securities investment advisory services to individual investors. Through its subsidiary, Genius, the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. Leveraging on its robust internet capabilities and registered user base, China Finance Online is developing comprehensive financial services including securities and futures brokerage services in Hong Kong and precious metal trading services in China.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	our product upgrade and strategic transformation initiative;
•	our prospect on the newly launched internet-based financial platform “Yinglibao”;
•	our prospect on the growth of our precious metals trading services;
•	our investment in the real estate project in Langfang City of Hebei Province;
•	our prospect on stabilization in cash attrition and improvement of our financial position;
•	our initiatives to address customers’ demand for intuitive online investment platforms and alternative investment opportunities; and
•	the market prospect of the business of securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risks and uncertainties include, among others, the following:

• the changing customer needs, regulatory environment and market condition that we are subject to;
• the uneven condition of the world and Chinese economy that could lead to volatility in the equity markets and affect our operating results in the coming quarters;• the impact of the changing condition of the Chinese stock market, Hong Kong stock market and global financial market on our future performance;
•the unpredictability of our strategic transformation and growth of new businesses, including our new precious metal trading service;
• the degree to which our strategic collaborations with partners will yield successful outcome;
• the prospect for China’s high-net-worth and middle-class households;
• the competition we are facing in the new business of securities investment advisory and wealth management, including cash management solutions and mutual fund distribution;
• the unpredictability of our investment in the real estate project in Langfang City of Hebei Province;
• wavering investor confidence that could impact our business; and
• possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income.

Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under "Forward-Looking Information" and "Risk Factors". The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Julie Zhu
China Finance Online Co. Limited
+86-10-5832-5288
ir@jrj.com

Shiwei Yin
Grayling
646-284-9474
shiwei.yin@grayling.com

Tables follow

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	Sep. 30, 2013	Dec. 31, 2012
Assets
Current assets:
Cash and cash equivalents	21,842	40,906
Restricted cash	11	28,874
Trust bank balances held on behalf of customers	5,793	8,812
Accounts receivable, net - others	14,064	4,971
Accounts receivable, net - Margin clients	3,171	15,054
Loan receivable	301	1,206
Short-term investments	9,476	2,640
Prepaid expenses and other current assets	3,098	2,780
Advances to employees	-	1,056
Deferred tax assets, current	289	392
Total current assets	58,045	106,691
Long-term investments, net	22,846	802
Property and equipment, net	3,956	4,914
Acquired intangible assets, net	6,377	4,676
Rental deposits	868	752
Goodwill	9,681	3,049
Deferred tax assets, non-current	248	201
Other deposits	5,482	287
Total assets	107,503	121,372

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,207 and $3,793 as of September 30,2013 and December 31,2012, respectively)	5,299	7,551
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,416 and $2,731 as of September 30,2013 and December 31, 2012, respectively)	10,677	5,391
Short-term loan(including short-term loan of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of September 30,2013 and December 31, 2012, respectively)	-	13,546
Amount due to customers for trust bank balances held on behalf of customers(including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of September 30,2013 and December 31, 2012, respectively)	5,793	8,812
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $131 and $141 as of September 30, 2013 and December 31, 2012, respectively)	5,223	805
Deferred tax liability, current(including deferred tax liability, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $327 and $140 as of September 30, 2013 and December 31, 2012, respectively)	327	140
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and $8 as of September 30,2013 and December 31,2012, respectively)	184	88
Total current liabilities	27,503	36,333
Deferred tax liability, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,131 and $1,169 as of September 30, 2013 and December 31, 2012, respectively)	1,594	1,169
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $698 and $1,062 as of September 30,2013 and December 31,2012, respectively)	2,143	3,155
Total liabilities	31,240	40,657
Noncontrolling interests	5,377	751
Total China Finance Online Co. Limited Shareholders' equity	70,886	79,964
Total liabilities and equity	107,503	121,372

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except share and ADS related data)
	Three months ended			Nine months ended
	Sep. 30, 2013	Sep. 30, 2012	Jun. 30, 2013	Sep. 30, 2013	Sep. 30, 2012
Net revenues	13,162	7,228	7,591	26,257	24,437
Cost of revenues	(1,794)	(1,771)	(2,433)	(6,094)	(6,311)
Gross profit	11,368	5,457	5,158	20,163	18,126
Operating expenses
General and administrative(includes share-based compensation expenses of $535, $198,$153,$865 and $569, respectively)	(3,901)	(2,933)	(3,152)	(9,951)	(8,301)
Sales and marketing (includes share-based compensation expenses of $4, $6, nil, $4 and $20, respectively)	(7,422)	(3,063)	(4,526)	(15,069)	(9,893)
Product development (includes share-based compensation expenses of $18, $3, nil, $18 and $9, respectively)	(2,382)	(2,633)	(2,213)	(6,805)	(8,534)

Total operating expenses	(13,705)	(8,629)	(9,891)	(31,825)	(26,728)
Government subsidies	11	54	-	11	73
Loss from operations	(2,326)	(3,118)	(4,733)	(11,651)	(8,529)
Interest income	335	687	180	916	2,660
Interest expense	(135)	(100)	(24)	(196)	(430)
Investment gain (loss), net	89	47	(158)	50	409
Other income (loss), net	(209)	(41)	(28)	(366)	17
Exchange gain (loss), net	85	(69)	265	409	(175)

Loss before income tax benefits (expenses)	(2,161)	(2,594)	(4,498)	(10,838)	(6,048)
Income tax benefits (expenses)	243	(629)	(253)	(478)	(961)

Net loss	(1,918)	(3,223)	(4,751)	(11,316)	(7,009)
Less: Net loss attributable to the noncontrolling interest	(340)	(65)	(213)	(884)	(16)
Net loss attributable to China Finance Online Co. Limited	(1,578)	(3,158)	(4,538)	(10,432)	(6,993)

Net loss	(1,918)	(3,223)	(4,751)	(11,316)	(7,009)
Changes in foreign currency translation adjustment	468	(263)	275	800	(403)
Net unrealized gain on available-for-sale securities, net of tax effects of nil, $9, $4, $4 and $6, respectively	-	-	11	11	32
Other comprehensive income (loss), net of tax	468	(263)	286	811	(371)
Comprehensive loss	(1,450)	(3,486)	(4,465)	(10,505)	(7,380)
Less: comprehensive loss attributable to noncontrolling interest	(340)	(65)	(213)	(884)	(16)
Comprehensive loss attributable to China Finance Online Co. Limited	(1,110)	(3,421)	(4,252)	(9,621)	(7,364)

Net loss per share attributable to China Finance Online Co. Limited
Basic	(0.01)	(0.03)	(0.04)	(0.10)	(0.06)
Diluted	(0.01)	(0.03)	(0.04)	(0.10)	(0.06)
Loss per ADS
Basic	(0.07)	(0.14)	(0.21)	(0.48)	(0.32)
Diluted	(0.07)	(0.14)	(0.21)	(0.48)	(0.32)
Weighted average ordinary shares
Basic	109,006,101	108,982,101	109,006,101	109,009,661	108,982,101
Diluted	109,006,101	108,982,101	109,006,101	109,009,661	108,982,101
Weighted average ADSs
Basic	21,801,220	21,796,420	21,801,220	21,801,932	21,796,420
Diluted	21,801,220	21,796,420	21,801,220	21,801,932	21,796,420